UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Loan Agreement Entered Into with Broadfin Healthcare Master Fund, Ltd.

As of December 3, 2013, our U.S. subsidiaries, Flamel US Holdings Inc., Flamel Technologies, Inc., Éclat Pharmaceuticals, LLC and Talec Pharma LLC (each a “Borrower” and collectively, the “Borrowers”), entered into a Facility Agreement (the “Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Facility are guaranteed by Flamel Technologies, S.A. (“Flamel”) and are secured by a first priority security interest in intellectual property associated with Flamel’s Medusa technology and a junior lien on substantially all of the assets of the Borrowers, which were previously pledged in connection with the $15.0 million Facility Agreement dated December 31, 2012, among Flamel US Holdings, Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P (the “Deerfield Credit Facility”), the Royalty Agreement, dated February 4, 2013, among Éclat Pharmaceuticals LLC, Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P and the Note Agreement, dated March 13, 2012 (the “Éclat Note Purchase Agreement”), among Flamel, Flamel US Holdings, Inc. and Breaking Stick LLC, formerly Éclat Holdings, LLC. In addition, we have agreed to grant a junior lien on certain equipment located in France, if such equipment is pledged under the Deerfield Credit Facility and/or the Éclat Note Purchase Agreement. We will use proceeds under the Facility for general working capital purposes.

Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million and the Borrowers may request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Loans under the Facility will mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Credit Facility, but in no event prior to November 15, 2015. We may also be required to repay a portion of the loans under the Facility upon the sale of certain assets. We may prepay the outstanding loans under the Facility at any time, without prepayment penalty. Interest will accrue on loans under the Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014, and on the first business day of each April, July, October and January thereafter.

The Facility also includes certain customary representations and warranties, including that we are conducting our business in compliance with our organizational documents, no default or event of default has occurred under the Facility or certain related documents, we are generally capable of paying our debts as they become due and we do not have any liens or indebtedness, other than certain liens and debts permitted in the Facility. The Facility also includes customary covenants, including limitations on our ability to incur additional indebtedness or to permit liens on our assets, as well as indemnification and other customary loan-related provisions.

In connection with entering into the Facility, Éclat Pharmaceuticals, LLC also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Royalty Agreement”). Pursuant to the Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024. The amount of the royalty payable under the Royalty Agreement will increase by 0.583% for each additional loan made under the Facility, if any, up to a maximum royalty amount of 2.0%.

Concurrent with entering into the Facility, the Borrowers also amended the terms of the Deerfield Credit Agreement and the Éclat Note Purchase Agreement to, among other things, permit the indebtedness and liens under the Facility and to grant a junior lien to the respective lenders on the Medusa Technology. The amendment to the Éclat Note Purchase Agreement also eliminates, effective as of December 31, 2014, the thresholds that must be reached before repayment is required on the note issued pursuant to the Éclat Note Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: December 10, 2013	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson Title: Chief Executive Officer